Room 4561

      January 12, 2006

Anthony Shupin
President and Chief Executive Officer
Digital Descriptor Systems, Inc.
2150 Highway 35, Suite 250
Sea Girt, NJ  08750


      Re:	Digital Descriptor Systems, Inc.
		Form 10-KSB/A for year ended December 31, 2004
		Filed January 6, 2006
   File No. 000-26604
Form 10-QSB/A for the quarters ended March 31, 2005, June 30, 2005 and September 30, 2005

Dear Mr. Shupin:

      We have reviewed your response to our prior comment letter dated October 28, 2005 in connection with our review of the above referenced filings and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.






Form 10-KSB/A filed January 6, 2006

Note 4 - Convertible Debentures, page 9
1. On December 1, 2005 the Staff issued Current Accounting and Disclosure Issues in the Division of Corporation Finance, which is available on our website at
http://www.sec.gov/divisions/corpfin/acctdis120105.pdf.  Based on the
guidance in Section II.B of this release, the Company should reevaluate their accounting for the convertible debentures issued. Specifically, tell us how the Company evaluated the conversion feature associated with these offerings to determine whether it was an embedded derivative that met the criteria for bifurcation under SFAS 133. Specifically, tell us how you considered the criteria in paragraph 12(a) - 12(c) of SFAS 133 and the scope exception of paragraph 11(a) of SFAS 133 in your analysis. Provide us with your analysis for each transaction using the conditions outlined in paragraph 12-32 of EITF 00-19 to support your conclusion. We specifically draw your attention to the fact that the Notes, which are potentially convertible into a variable number of shares, do not appear to have a cap on the number of shares into which they can be
converted. Therefore, at a minimum, we question how the Company determined you met the scope exception of paragraphs 19 and 20 of EITF 00-19. If the scope exception of paragraph 11(a) were not met, tell us why you have not considered the conversion feature to be embedded derivatives that is subject to classification and measurement at fair value. Please provide your analysis for each of the convertible debentures as disclosed in Note 4. We may have further comments. Also, please be advised that a beneficial conversion feature is not applicable when the conversion feature is bifurcated.
2. We note that in connection with some of the convertible debentures, the Company also issued warrants. Tell us how you analyzed the warrants pursuant to SFAS 133 and EITF 00-19. Specifically, tell us if the warrants require net settlement pursuant to paragraph 6(c) of SFAS 133. Also, tell us how the Company determined that the warrants met the scope exception of paragraph 11(a) of SFAS 133. Provide us with your analysis using the conditions outlined in paragraphs 12 to 32 of EITF 00-19 to determine whether the warrants should be classified in equity or as a liability. Tell us if the warrant agreements include registration rights and/or liquidated damages provisions. We specifically draw your attention to the fact that the Notes, which are convertible into a variable number of shares, do not appear to have a cap on the number of shares into which they can be converted. Therefore, at a minimum, we question how the Company determined you met the requirements of paragraphs 19 and 20 of EITF 00-19 in determining equity classification was appropriate. If the scope exception of paragraph 11(a) has not been met, tell us why you have not classified the warrants as a liability, initially measured at fair value, with
changes in fair value reported in earnings and disclosed in the
financial statements.   We may have further comments.

Item 8A. Controls and Procedures
3. Please refer to comment 3 in our letter dated October 28, 2005. We have reviewed your revised disclosure in your periodic reports in which you state that your, "Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were not effective in timely alerting them to material information required to be included in our periodic reports that are filed with the Securities and Exchange Commission in that we were required to make certain revisions to our financial statements." Your conclusion is more limited than what is called for under Rule 13a-15(e) of the Exchange act. The rule requires, among other matters, that the disclosure controls and procedures be designed "to ensure that information required to be disclosed by the issuer in the reports that it files or submits under the Act is recorded, processed, summarized and reported, within the time periods specified in the Commissions rules and forms" and to ensure that "information required to be disclosed by an issuer in the reports that it files or submits under the Act is accumulated and communicated to the issuer`s management ...as appropriate to allow timely decisions regarding required disclosure." Please revise your disclosures (in your Form
10-KSB as well as your Forms 10-QSB) to confirm, if true, that your disclosure controls and procedures were not effective in meeting these requirements.
4. We also note in your disclosure that you do not discuss the reasons why your disclosure controls and procedures were not effective. As a result, revise your disclosure to specifically describe why your disclosure controls and procedures were not effective, including any deficiencies in your disclosure controls and procedures that required you to make revisions to your financial statements, and provide disclosure that discusses any anticipated or concluded remedial measures that occurred as result of the restatement. Additionally, tell us whether you have identified any material weaknesses in your internal controls over financial reporting and any significant deficiencies that, when combined with other significant deficiencies, is determined to be a material weakness as a result of your recent restatement. If you have identified any material weaknesses, you should also provide disclosures describing the material weakness.

* * * * *

      As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with any amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

	You may contact Patrick Gilmore at (202) 551-3406 or me at
(202)
551-3730 if you have questions regarding comments on the financial statements and related matters.

							Sincerely,



							Kathleen Collins
							Accounting Branch Chief


??

??

??

??


Mr. Anthony Shupin
Digital Descriptor Systems, Inc.
January 12, 2006
Page 1